Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated April 19, 2013

INFLATION/DEFLATION

INFL - PowerShares DB UN Inflation ETN
DEFL - PowerShares DB UN Deflation ETN

On March 29, 2013 new issuances of ETN shares will be temporarily suspended, please click here to learn more.

The PowerShares DB US Inflation Exchange Traded Notes (Symbol:INFL)(the
"Inflation ETNs") and PowerShares DB US Deflation Exchange Traded Notes (Symbol:
DEFL) (the "Deflation ETNs," together with the Inflation ETNs the "ETNs") are the first exchange-traded products to provide investors with direct exposure to
US inflation or deflation expectations.

The Inflation ETNs and Deflation ETNs are based on the DBIQ Duration-Adjusted
Inflation Index (the "long inflation index") and the DBIQ Duration-Adjusted
Deflation Index (the "short inflation index", together with the long inflation index, the "inflation indexes"), respectively, which are intended to capture movements, whether up or down, in US inflation expectations or deflation expectations, as applicable.

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London
Branch that are linked to the month-over-month returns, whether positive or negative, on the DBIQ Duration-Adjusted Inflation Index and the DBIQ
Duration-Adjusted Deflation Index.

The inflation indices aim to track changes in the market's expectations of future inflation implied by the difference in yields between Treasury
Inflation-Protected Securities (TIPS) and U.S. Treasury bonds with approximately equivalent terms to maturity. A combination of offsetting short and long notional positions in TIPS and Treasury Bond Futures is one way in which this expectation of future inflation may be measured. If the market's expectation of future inflation increases, TIPS are likely to outperform U.S. Treasury bonds with approximately equivalent terms to maturity. If the market's expectation of future inflation decreases, TIPS are likely to underperform U.S. Treasury bonds with approximately equivalent terms to maturity. Therefore, to gain exposure to the market's expectation that future inflation will increase, the Inflation ETNs take a notional long position in TIPS and a notional short position in U.S.
Treasury bonds with approximately equivalent terms to maturity. To gain exposure to the market's expectation that future inflation will decrease, the Deflation
ETNs take a notional short position in TIPS and a notional long position in U.S.
Treasury bonds with approximately equivalent terms to maturity.

If the daily repurchase value of the securities is above $100.00 for three consecutive trading days or is below $25.00 for three consecutive trading days,
Deutsche Bank AG, London Branch will automatically effect a 2 for 1 split or a 1 for 2 reverse split of the securities, respectively. Because the index multiplier remains constant at 0.10 per security, a mandatory split or reverse split will have the effect of increasing or decreasing an investor's exposure to the applicable inflation index, respectively.

Investors may redeem the ETNs in blocks of 50,000 securities and multiples of
25,000 securities in excess thereof, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.075 for each security that is redeemed or a fee of up to $0.50 if an investor offers in excess of 500,000 securities for redemption on any repurchase date.

[GRAPHIC OMITTED]

Financial Details
----------------------------------- ------------ ------------ --- ---
                                    INFL         DEFL         -   -
                                    4/19/2013    4/19/2013    -   -
Last Update                         12:00 AM EST 12:00 AM EST -   -
Price                               48.73        48.94        -   -
Indicative Intra-day Value          48.61        48.67        -   -
Last End of Day Repurchase Value(1) 48.0583      49.2279      -   -
Last Date for End of Day Value      4/18/2013    4/18/2013    -   -

ETN History as of 3/31/2013(1) (Growth of $10,000 since Dec. 31, 2011)

[GRAPHIC OMITTED]

PowerShares DB US Inflation/Deflation ETN and Index Data

Ticker Symbols
US Inflation ETN         INFL
US Deflation ETN         DEFL
Intraday Indicative Value
Symbols
US Inflation ETN       INFLIV
US Deflation ETN       DEFLIV
------------------- -----------
CUSIP Symbols
------------------- -----------
US Inflation ETN    25154W225
US Deflation ETN    25154W217
------------------- -----------
Details
ETN price at        $50.00 per
inception              security
Inception date      12/05/2011
Maturity date       11/30/2021
Yearly investor fee      0.75%
Listing exchange     NYSE Arca
DBIQ Duration-
Adjusted Inflation    DBLNLINF
Index
DBIQ Duration-
Adjusted Deflation    DBLNSINF
Index

Issuer
Deutsche Bank AG, London Branch Senior Unsecured Obligations

Risks

o Non-principal protected

o Subject to an investor fee

o Limitations on redemption

o Concentrated exposure

o Credit risk of the issuer

o Issuer call right

Benefits

o Relatively low cost

o Intraday access

o Listed

ETN Performance and Index History(%)(1)
                                              ETN
As of 3/31/2013       1 Year 3 Year 5 Year 10 Year Inception
ETN Performance
US Inflation ETN      -1.98      -      - -    0.02
US Deflation ETN      -1.64      -      - -   -4.08
Index History
Long Inflation Index  -1.32      -      - -    0.68
Short Inflation Index -1.01      -      - -   -3.49
Comparative Indexes(2)
SandP 500 Index       13.96      -      - -   20.91
Barclays Capital U.S.
Aggregate              3.77      -      - -    3.81

INFL Index Weights
------------------- --------------- -----------
As of 4/19/2013
                    Contract Expiry
Contract                            Weight (%)
                              Date
TII 0 1/8 01/15/23          Jan-23        50.00
TII 0 1/8 04/15/17          Apr-17        40.00
TII 0 5/8 02/15/43          Feb-43        10.00
US 10 Yr Note               Jun-13       -59.56
Future
US 5 Yr Note Future         Jun-13       -31.06
US Ultra Bond               Jun-13        -9.38
Future
=================== =============== ===========
DEFL Index Weights
------------------- --------------- -----------
As of 4/19/2013
                    Contract Expiry
Contract                            Weight (%)
                              Date
TII 0 1/8 01/15/23          Jan-23       -50.00
TII 0 1/8 04/15/17          Apr-17       -40.00
TII 0 5/8 02/15/43          Feb-43       -10.00
US 10 Yr Note
Future                      Jun-13        59.56
US 5 Yr Note Future         Jun-13        31.06
US Ultra Bond               Jun-13         9.38
Future

Source: Invesco PowerShares, Bloomberg L.P.

(1)ETN performance figures are based on repurchase value. Repurchase value is
[the current principal amount x (1 + TBill index return on such trading day) +
index multiplier x applicable inflation index return on such trading day] x fee factor. See the prospectus for more complete information. Index history is for illustrative purposes only and does not represent actual ETN performance. The publication date of the DBIQ Duration-Adjusted Inflation Index and the DBIQ
Duration-Adjusted Deflation Index is 7/25/2011. ETN Performance is based on gain or loss of $0.10 per security for each 1 point increase or decrease, respectively, in the level of the applicable inflation index, plus the income accrued from a notional investment of the value of the securities, as determined on each monthly rebalancing date, in 3-month United States Treasury bills on a rolling basis, as represented by the DB 3-Month T-Bill Index (the "TBill index"), less an investor fee.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. PAST PERFORMANCE DOES NOT
GUARANTEE FUTURE RESULTS.

(2)The SandP 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays Capital U.S. Aggregate Index is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of index returns.

Important Risk Considerations

The ETNs offer investors exposure to the month-over-month performance of their respective inflation index and the month-over-month returns on the TBill index, measured from the first calendar day to the last calendar day of each month, less the investor fee. The inflation indices are intended to rise and fall based on changes in the market's expectations about future rates of inflation, and are therefore distinct from the U.S. City Average All Items Consumer Price Index for
All Urban Consumers (the "CPI"), the commonly known consumer price index, which is used to track current inflation in the United States. Unlike TIPS, which are intended to provide inflation protection, the ETNs allow investors to take long or short exposure to changes in the market's expectations about inflation and do not guarantee any return of principal at maturity. Investors should consider their investment horizon as well as potential trading costs when evaluating an investment in the ETNs and should regularly monitor their holdings of the ETNs to ensure that they remain consistent with their investment strategies.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and payment of the amount due on the ETNs is entirely dependent on Deutsche Bank
AG, London Branch's ability to pay. The rating of Deutsche Bank AG, London
Branch does not address, enhance or affect the performance of the ETNs other than Deutsche Bank AG, London Branch's ability to meet its obligations. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, your
Investment will expire worthless. As described in the pricing supplement,
Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value. An investment in the ETNs is not suitable for all investors.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement.

The ETNs provide concentrated exposure to notional positions in TIPs and U.S.
treasury bond futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, U.S. government fiscal policy and monetary policies of the Federal Reserve Board, inflation and expectations concerning inflation, interest rates, and supply and demand for
TIPS and U.S. Treasury bonds.

PowerShares[R] is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd. An investor should consider the ETNs'
investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured -- No Bank Guarantee -- May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may
request a prospectus by calling 800.983.0903 | 877.369.4617, or you may request
a copy from any dealer participating in this offering.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC.
Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors,
Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

An investor should consider the securities' investment objective, risks, charges and expenses carefully before investing.